Date: 1 February 2002
Number: 05/02

BHP BILLITON INCREASES INVESTMENT IN COLOMBIAN ENERGY COAL

BHP Billiton today announced that a consortium comprising subsidiaries of BHP Billiton, Anglo American plc and Glencore International AG ("the Consortium") has signed an agreement to acquire all of the ownership interests in International Colombia Resources Corporation ("Intercor") from Exxon Mobil Corporation.

Intercor owns 50 per cent of the Cerrejon Zona Norte (CZN) mining operation in Colombia, as well as rail and port infrastructure in the region, and is the operator of these assets. The other 50 per cent interest in CZN was acquired by the Consortium from the Colombian Government in November 2000.

Following completion of the transaction, the Consortium will have 100 per cent ownership of CZN. BHP Billiton and the other Consortium members will each have a 33.33 per cent interest in the operation
(up from 16.67 per cent interest prior to the acquisition).

The net asset value of Intercor is US$366 million. The transaction sale price and terms have not been disclosed for confidentiality reasons.
The individual members of the Consortium will each fund their pro rata share of the purchase consideration. Subject to the satisfaction of certain conditions, completion is expected to take place within a month.

The CZN mine is an open-cut operation currently producing about
19 million tonnes per annum of high-quality energy coal for export to
international markets.   CZN has a reserve life of more than 30 years
at current production rates. The mine lies 18 kilometres north of Carbones del Cerrejon (CDC), an energy coal mine also owned equally by the Consortium members. Significant operational synergies have been identified that can be released through combining the operations of CZN and CDC.

President BHP Billiton Energy Coal Mike Oppenheimer said the transaction represented another step in realising BHP Billiton's energy coal strategy.

"Extending our Colombian supply position, in conjunction with our partners, is an important component of our strategy for servicing continued strong growth in global markets for seaborne traded coal," he said.

"The Colombian operations are low-cost and have significant expansion potential. Their geographically advantaged position opposite the United States and Europe offers exciting prospects for growing our share of these major energy coal markets and securing full value for our high quality products."

"A key attraction of this acquisition is the combination potential with our existing CDC business and the opportunity for BHP Billiton to become a more active participant in energy coal in this region."


Further information can be found on our Internet site:
http://www.bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com



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